Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13G

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Concord Milestone Plus, L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

12/31/2000

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

This Amendment No. 1 is filed to amend the Statement on Schedule 13G filed by KM Investments, LLC, on May 5, 2000, in order to supplement Item 4 of the initial Statement.

Item 4. Ownership.

Item 4 of the Statement is hereby amended and supplemented with the following information.

During calendar year 2000, based on information from the Issuer, the number of Units held by the reporting persons was corrected to 98,068. The reporting persons believed that each Unit was comprised of one Class A unit and one Class B unit.

On February 28, 2007, all of the membership interests in KM Investments, LLC, were acquired by Everest Properties, LLC, with W. Robert Kohorst possessing the sole power to vote or dispose of the Units thereafter.

On December 1, 2008, KM Investments disposed of all of its Class A and Class B Units and thereafter has held no securities of Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2009

KM Investments, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

/s/ W. Robert Kohorst
W. Robert Kohorst